Earning Release

Exhibit 1
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2013 RESULTS

Improvement in key year over year business parameters:
Revenues over $2.9 billion; Backlog of orders over $5.8 billion;
Net income of $183 million; EPS of $4.34

Haifa, Israel, March 19, 2014 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2013.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “I am pleased with our 2013 full year results that show growth in revenues and backlog, as well as a continued trend of controlling operational costs. The record backlog provides us good visibility into 2014 and beyond. Our continued focus on maintaining an efficient operation, while taking advantage of synergies across the various parts of our organization, resulted in solid year over year improvements in our margins.

Recently, we implemented some organizational changes to enhance our market position in the areas of cyber and intelligence systems as well as commercial avionics systems. We consider both of these areas as growth engines for the Company and complementary to our traditional defense-based business lines.

Looking back on last year, I believe Elbit Systems is well positioned financially, with diversification across our range of markets and business lines. We look forward to the opportunities ahead in 2014.”

Machlis added: “I would like to express my gratitude to Elbit Systems’ employees, who have invested great effort in reaching these achievements. They are the key factor to our success.”

Earning Release

Fourth quarter 2013 results:

Revenues in the fourth quarter of 2013 were $811.5 million, as compared to $843.9 million in the fourth quarter of 2012.

Gross profit amounted to $221.5 million (27.3% of revenues) in the fourth quarter of 2013, as compared to $239.0 million (28.3% of revenues) in the fourth quarter of 2012. The non-GAAP gross profit in the fourth quarter of 2013 was $228.1 million (28.1% of revenues), compared to $247.6 million (29.3% of revenues) in the fourth quarter of 2012.

Research and development expenses, net were $63.9 million (7.9% of revenues) in the fourth quarter of 2013, as compared to $68.3 million (8.1% of revenues) in the fourth quarter of 2012.

Marketing and selling expenses were $60.7 million (7.5% of revenues) in the fourth quarter of 2013, as compared to $61.6 million (7.3% of revenues) in the fourth quarter of 2012.

General and administrative expenses were $39.1 million (4.8% of revenues) in the fourth quarter of 2013, as compared to $38.9 million (4.6% of revenues) in the fourth quarter of 2012.

Operating income was $57.9 million (7.1% of revenues) in the fourth quarter of 2013, as compared to operating income of $70.2 million (8.3% of revenues) in the fourth quarter of 2012. The non-GAAP operating income in the fourth quarter of 2013 was 70.5 million (8.7% of revenues), as compared to $83.3 million (9.9% of revenues) in the fourth quarter of 2012.

Financial expenses, net were $10.0 million in the fourth quarter of 2013, as compared to $10.6 million in the fourth quarter of 2012.

Taxes on income were $8.1 million in the fourth quarter of 2013, as compared to $2.9 million in the fourth quarter of 2012. The lower tax rate in the fourth quarter of 2012 was mainly a result of prior years adjustments.

Equity in net earnings of affiliated companies and partnerships was $5.5 million (0.7% of revenues) in the fourth quarter of 2013, as compared to $2.3 million (0.3 % of revenues) in the fourth quarter of 2012.

Net income attributable to non-controlling interests was $2.3 million in the fourth quarter of 2013, as compared to $1.8 million in the fourth quarter of 2012.

Net income attributable to the Company's shareholders in the fourth quarter of 2013 was $42.9 million (5.3% of revenues), as compared to $57.2 million (6.8% of revenues) in the fourth quarter of 2012. The non-GAAP net income in the fourth quarter of 2013 was $53.5 million (6.6% of revenues), as compared to $67.9 million (8.0% of revenues) in the fourth quarter of 2012.

Diluted net earnings per share attributable to the Company's shareholders were $1.01 for the fourth quarter of 2013, as compared with diluted net earnings per share of $1.36 for the fourth quarter of 2012. The non-GAAP diluted earnings per share in the fourth quarter of 2013 were $1.26, as compared to $1.62 in the fourth quarter of 2012.

Earning Release

Full year 2013 results:

Revenues for the year ended December 31, 2013 were $2,925.2 million, as compared to $2,888.6 million in the year ended December 31, 2012. The leading contributors to the Company's revenues in 2013 were the airborne systems and C4ISR systems areas of operations. The increases in the airborne systems and C4ISR systems areas of operation were primarily due to increased revenues in Israel for avionic systems, command and control systems and maintenance services sold to the Israel Ministry of Defense ("IMOD"). The decrease in the land systems area of operations was mainly due to a decline in revenues for fire control and life support systems in Israel and North America.

In terms of the geographic breakdown of revenues, the decline in revenues in North America was mainly as a result of reduced revenues relating to the areas of electro-optics and other (mainly non-defense engineering and production services). The decline in revenues in Asia-Pacific was mainly a result of reduced revenues relating to avionics and fire control systems. The increase in revenues in Israel was mainly due to increased sales of command and control systems and electro-optic systems.

Cost of revenues for the year ended December 31, 2013 was $2,100.3 million (71.8% of revenues), as compared to $2,072.7 million (71.8% of revenues) in the year ended December 31, 2012.

Gross profit for the year ended December 31, 2013 was $824.8 million (28.2% of revenues), as compared to gross profit of $815.9 million (28.2% of revenues) in the year ended December 31, 2012. The non-GAAP gross profit in 2013 was $847.9 million (29.0% of revenues), as compared to $840.1 million (29.1% of revenues) in 2012.

Research and development expenses, net for the year ended December 31, 2013 were $220.5 million (7.5% of revenues), as compared to $233.4 million (8.1% of revenues) in the year ended December 31, 2012.

Marketing and selling expenses for the year ended December 31, 2013 were $235.5 million (8.0% of revenues), as compared to $241.9 million (8.4% of revenues) in the year ended December 31, 2012.

General and administrative expenses for the year ended December 31, 2013 were $129.5 million (4.4% of revenues), as compared to $137.5 million (4.8% of revenues) in the year ended December 31, 2012. General and administrative expenses in 2013 benefited from income related to a legal settlement, net of expenses, of $7.6 million.

Operating income for the year ended December 31, 2013 was $239.4 million (8.2% of revenues), as compared to operating income of $203.1 million (7.0% of revenues), in the year ended December 31, 2012. The non-GAAP operating income in 2013 was $278.6 million (9.5% of revenues) compared with $252.3 million (8.7% of revenues) in 2012.

Financial expenses, net for the year ended December 31, 2013 were $37.3 million, as compared to $26.1 million in the year ended December 31, 2012. Financial expenses in 2013 were comparatively high due to fluctuation in foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Taxes on income for the year ended December 31, 2013 were $25.3 million (effective tax rate of 12.5%), as compared to taxes on income of $17.1 million (effective tax rate of 9.7%) in the year ended December 31, 2012. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and the settlement of tax audits including adjustments for prior years.

Earning Release

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2013 was $13.0 million (0.4% of revenues), as compared to $11.2 million (0.4% of revenues) in the year ended December 31, 2012.

Gain from discontinued operations, net for the year ended December 31, 2013 amounted to $0.7 million, as compared to a loss of $0.6 million in 2012. In the second quarter of 2013 the Company sold its holdings in a held-for-sale entity and recognized a gain of approximately $1.0 million in discontinued operations.

Net income attributable to non-controlling interests for the year ended December 31, 2013 was $8.0 million, as compared to $2.6 million in the year ended December 31, 2012.

Net income attributable to the Company's shareholders for the year ended December 31, 2013 was $183.4 million (6.3% of revenues), as compared to $167.9 million (5.8% of revenues) in the year ended December 31, 2012. The non-GAAP net income in the year ended December 31, 2013 was $210.8 million (7.2% of revenues), as compared to $206.3 million (7.1% of revenues) in the year ended December 31, 2012.

Diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2013 were $4.34, as compared to $3.97 for the year ended December 31, 2012. The non-GAAP diluted net earnings per share in the year ended December 31, 2013 were $4.99 as compared to $4.88 in the year ended December 31, 2012.

The Company’s backlog of orders for the year ended December 31, 2013 totaled $5,822 million, as compared to $5,683 million as of December 31, 2012. Approximately 69% of the current backlog is attributable to orders from outside Israel. Approximately 69% of the current backlog is scheduled to be performed during 2014 and 2015.

Operating cash flow for the year ended December 31, 2013 was $167.0 million, as compared to $198.4 million in the year ended December 31, 2012.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

Earning Release

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31		Year ended December 31
	2013	2012	2013	2012

GAAP gross profit	221.5	239.0	824.8	815.9
Adjustments:
Amortization of purchased intangible assets	5.7	8.6	22.2	24.2
Impairment of long-lived assets	0.9	—	0.9	—
Non-GAAP gross profit	228.1	247.6	847.9	840.1
Percent of revenues	28.1%	29.3%	29.0%	29.1%

GAAP operating income	57.9	70.2	239.4	203.1
Adjustments:
Amortization of purchased intangible assets	11.7	13.1	45.9	49.2
Impairment of long-lived assets	0.9	—	0.9	—
Legal settlements	—	—	(7.6)	—
Non-GAAP operating income	70.5	83.3	278.6	252.3
Percent of revenues	8.7%	9.9%	9.5%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	42.9	57.2	183.4	167.9
Adjustments:
Amortization of purchased intangible assets	11.7	13.1	45.9	49.2
Impairment of long-lived assets	0.9	—	0.9	—
Legal settlements	—	—	(7.6)	—
Gain from changes in holdings	—	—	(0.9)	(2.3)
Adjustment of loss (gain) from discontinued operations, net	—	0.1	(0.8)	0.4
Related tax benefits	(2.0)	(2.5)	(10.1)	(8.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	53.5	67.9	210.8	206.3
Percent of revenues	6.6%	8.0%	7.2%	7.1%

Non-GAAP diluted net EPS	1.26	1.62	4.99	4.88

Earning Release

Recent Events:

On December 22, 2013, the Company announced that the Australian Department of Defence exercised options for additional quantities under an extant contract via a contract change, and also engaged Elbit Systems to conduct a Risk Reduction Activity via a survey and quote under the terms of an extant contract. The total value of both activities is approximately $229 million (excluding GST). The contract will be performed over a three-year period.

On January 15, 2014, the Company announced that it was awarded a contract by the IMOD, valued at approximately $15 million, to upgrade the Israeli Air Force's ("IAF") C-130H (Hercules) transport aircraft. The contract will be performed over a two-year period. Elbit Systems will supply the IAF with additional C-130H capabilities, as a follow-on to a previous IMOD contract signed in 2012. The new capabilities will allow the aircraft to meet the stringent international CNS/ATM (Communications Navigation and Surveillance/Air Traffic Management) standard and operate in commercial airspace.

On February 5, 2014, the Company announced that it was awarded an IMOD contract, in the amount of approximately $23 million, for the operation and maintenance of ground simulators in use by the Israeli Ground Forces. The contract will be performed over a five-year period.

On March 2, 2014, the Company announced, in response to press reports regarding the award to its U.S. subsidiary of a $145 million contract by the United States Department of Homeland Security Customs and Border Protection (CBP) for the Integrated Fixed Tower project, that the contract includes a base period quantity and options that CBP may exercise over a multi-year period. Currently, CBP awarded the base period quantity for a portion of the $145 million contract amount, to be implemented over an approximately 12-month period.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the fourth quarter of 2013. The dividend’s record date is March 28, 2014, and the dividend will be paid on April 9, 2014, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 19, 2014 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 1:00 pm UK Time; 3:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd. , its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service, and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of December 31,
	2013	2012
	Audited
Assets

Current assets:
Cash and cash equivalents	$193,737	$199,241
Short-term bank deposits and marketable securities	71,625	65,555
Trade and unbilled receivables, net	823,245	688,129
Other receivables and prepaid expenses	151,367	180,103
Inventories, net of customers advances	756,032	751,247
Total current assets	1,996,006	1,884,275

Investments in affiliated companies and partnerships	131,362	126,482
Long-term trade and unbilled receivables	242,576	229,687
Long-term bank deposits and other receivables	52,983	19,269
Deferred income taxes, net	35,695	31,465
Severance pay fund	323,388	302,680
	786,004	709,583

Property, plant and equipment, net	481,408	501,286
Goodwill and other intangible assets, net	669,750	715,561
Total assets	$3,933,168	$3,810,705

Liabilities and Equity

Short-term bank credit and loans	$—	$181
Current maturities of long-term loans and Series A Notes	63,111	90,056
Trade payables	301,480	260,975
Other payables and accrued expenses	720,544	704,450
Customer advances in excess of costs incurred on contracts in progress	349,998	453,382
	1,435,133	1,509,044

Long-term loans, net of current maturities	224,209	173,745
Series A Notes, net of current maturities	377,812	408,610
Employee benefit liabilities	407,855	407,661
Deferred income taxes and tax liabilities, net	73,502	48,787
Customer advances in excess of costs incurred on contracts in progress	164,854	156,497
Other long-term liabilities	55,634	55,735
	1,303,866	1,251,035

Elbit Systems Ltd.'s equity	1,177,012	1,017,115
Non-controlling interests	17,157	33,511
Total equity	1,194,169	1,050,626
Total liabilities and equity	$3,933,168	$3,810,705

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

Earning Release

	Year Ended December 31,		Three Months Ended December 31,
	2013	2012	2013	2012
	Audited		Unaudited
Revenues	$2,925,151	$2,888,607	$811,460	$843,917
Cost of revenues	2,100,304	2,072,742	589,911	604,879
Gross profit	824,847	815,865	221,549	239,038

Operating expenses:
Research and development, net	220,482	233,387	63,927	68,273
Marketing and selling	235,466	241,911	60,711	61,586
General and administrative	129,507	137,517	39,058	38,938
	585,455	612,815	163,696	168,797

Operating income	239,392	203,050	57,853	70,241

Financial expenses, net	(37,310)	(26,086)	(10,035)	(10,562)
Other income, net	937	78	12	2
Income before income taxes	203,019	177,042	47,830	59,681
Taxes on income	(25,313)	(17,099)	(8,114)	(2,896)
	177,706	159,943	39,716	56,785

Equity in net earnings of affiliated companies and partnerships	13,032	11,160	5,465	2,294
Income from continuing operations	190,738	171,103	45,181	59,079
Income (loss) from discontinued operations, net	681	(616)	—	(97)
Net income	191,419	170,487	45,181	58,982

Less: net income attributable to non-controlling interests	(8,002)	(2,608)	(2,312)	(1,773)
Net income attributable to Elbit Systems Ltd.'s shareholders	$183,417	$167,879	$42,869	$57,209

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	$4.34	$3.99	$1.01	$1.37
Discontinued operations	0.01	(0.01)	—	—
Total	$4.35	$3.98	$1.01	$1.37
Diluted net earnings per share
Continuing operations	$4.33	$3.98	$1.01	$1.36
Discontinued operations	0.01	(0.01)	—	—
Total	$4.34	$3.97	$1.01	$1.36
Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,139	42,190	42,427	41,874
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,295	42,277	42,542	41,985
Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	$182,598	$168,245	$42,869	$57,267
Discontinued operations, net of income tax	819	(366)	—	(58)
Net income attributable to Elbit Systems Ltd.'s shareholders	$183,417	$167,879	$42,869	$57,209

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2013	2012
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$191,419	$170,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,348	138,796
Write-off of impairment and discontinued operations, net	254	616
Stock-based compensation	440	3,028
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	153
Deferred income taxes and reserve, net	221	6,579
Loss (gain) on sale of property, plant and equipment	(147)	1,197
Loss (gain) on sale of investment	873	(829)
Equity in net loss (earnings) of affiliated companies and partnerships, net of dividend received (*)	468	(1,602)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(108,337)	(91,988)
Decrease (increase) in inventories, net	(4,785)	10,022
Increase (decrease) in trade payables, other payables and accrued expenses	55,935	(75,426)
Severance, pension and termination indemnities, net	(3,595)	(10,612)
Increase (decrease) in advances received from customers	(95,027)	47,961
Net cash provided by operating activities	166,975	198,382

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(63,019)	(81,637)
Investments in affiliated companies and other companies	(6,222)	(4,241)
Proceeds from sale of property, plant and equipment	3,755	7,335
Proceeds from sale of investments	3,550	705
Investment in long-term deposits	(2,076)	(779)
Proceeds from sale of long-term deposits	795	2,849
Investment in short-term deposits and available-for-sale marketable securities	(50,975)	(340,899)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	42,899	299,029
Net cash used in investing activities	(71,293)	(117,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	18,364	1,352
Repayment of long-term loans	(230,532)	(319,601)
Proceeds from long-term loans	242,247	122,038
Proceeds from issuance of Series A Notes	—	246,973
Series A Notes issuance costs	—	(2,035)
Purchase of treasury shares	—	(26,006)
Repayment of Series A Notes and convertible debentures	(55,535)	(53,530)
Dividends paid (**)	(75,549)	(50,616)
Tax benefit in respect of options exercised	—	161
Change in short-term bank credit and loans, net	(181)	(2,817)
Net cash used in financing activities	(101,186)	(84,081)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,504)	(3,336)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	199,241	202,577
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$193,737	$199,241

* Dividend received from affiliated companies and partnerships	$13,500	$9,558
** Includes $24.9 million dividends paid to minority shareholder of a subsidiary.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2013		2012		2013		2012
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	1,133.1	38.8	1,054.5	36.5	283.8	35.0	261.0	30.9
Land systems	309.3	10.6	374.5	13.0	113.9	14.0	110.2	13.1
C4ISR systems	1,071.4	36.6	1,017.6	35.2	299.5	36.9	340.9	40.4
Electro-optic systems	313.9	10.7	324.1	11.2	86.6	10.7	112.6	13.3
Other (mainly non-defense engineering and production services)	97.5	3.3	117.9	4.1	27.7	3.4	19.2	2.3
Total	2,925.2	100.0	2,888.6	100.0	811.5	100.0	843.9	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2013		2012		2013		2012
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	705.7	24.1	519.9	18.0	235.1	29.0	163.9	19.4
North America	860.7	29.4	909.4	31.5	229.7	28.3	245.9	29.1
Europe	546.7	18.7	561.1	19.4	148.8	18.3	193.1	22.9
Latin America	283.0	9.7	258.8	9.0	72.1	8.9	82.8	9.8
Asia Pacific	448.1	15.3	568.4	19.7	90.7	11.2	145.0	17.2
Other countries	81.0	2.8	71.0	2.4	35.1	4.3	13.2	1.6
Total	2,925.2	100.0	2,888.6	100.0	811.5	100.0	843.9	100.0